Exhibit 99.1

FOR IMMEDIATE RELEASE
(All amounts in U.S. dollars.                                            July 24, 2019
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES SECOND QUARTER 2019 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (TSX: CLS)(NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended June 30, 2019 (Q2 2019).
Q2 2019 Highlights

•	Revenue: $1.45 billion, at the midpoint of our Q2 2019 guidance range of $1.4 to $1.5 billion, decreased 15% compared to $1.70 billion for the second quarter of 2018 (Q2 2018).

•	Operating margin (non-IFRS)*: 2.5%, slightly above our Q2 2019 guidance of 2.4% at the midpoint of our revenue and non-IFRS adjusted EPS* guidance ranges, compared to 3.1% for Q2 2018.

•
Advanced Technology Solutions (ATS) segment revenue** increased 2% compared to Q2 2018, and represented 39% of total revenue as compared to 33% for Q2 2018; ATS segment margin** was 2.8% compared to 5.1% for Q2 2018, driven primarily by losses within our capital equipment business (see Segment Updates below).

•
Connectivity & Cloud Solutions (CCS) segment revenue** decreased 23% compared to Q2 2018, and represented 61% of total revenue as compared to 67% for Q2 2018; CCS segment margin** was 2.4% compared to 2.2% for Q2 2018.

•	IFRS earnings (loss) per share: $0.05 loss per share, compared to $0.11 earnings per share for Q2 2018.

•	Adjusted EPS (non-IFRS)*: $0.12 per share, at the midpoint of our Q2 2019 guidance range of $0.09 to $0.15 per share, compared to $0.29 per share for Q2 2018.

•	Adjusted ROIC (non-IFRS)*: 8.4%, compared to 16.0% for Q2 2018.

•	Free cash flow (non-IFRS)*: positive $46.5 million, compared to negative $45.6 million for Q2 2018.

•	Repurchased and cancelled 3.2 million subordinate voting shares for $22.8 million under our normal course issuer bid.

"Celestica delivered second quarter results in line with our guidance, including another quarter of strong non-IFRS free cash flow," said Rob Mionis, President and CEO. "Our CCS segment delivered improved sequential and year-to-year margin performance and we continue to progress on our portfolio optimization actions."

"While the ongoing weak demand in our Capital Equipment business continues to adversely impact our ATS segment performance, our other ATS businesses are performing well, as we ramp new programs and continue to drive productivity. Despite the volatility, we believe that capital equipment remains an attractive market in the long term, and that we have the right strategy, relationships and capabilities in place to be successful in this business in future periods."

"As we navigate the challenging demand environment, we remain committed to executing our transformation plan. We believe that the end result will be a more diversified business, capable of delivering consistent, profitable growth."

*Non-IFRS (International Financial Reporting Standards) measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or U.S. generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation to the most directly comparable IFRS measures. As described in footnotes (3) and (4) to the table in Schedule 1, our calculation of each of non-IFRS free cash flow and non-IFRS adjusted ROIC has been modified commencing in the first quarter of 2019 (Q1 2019).
** Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense (A&D), industrial, smart energy, healthtech, and capital equipment businesses (consisting of semiconductor, display, and power & signal distribution equipment). Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2018 audited consolidated financial statements for further detail.

Segment Updates
ATS

Capital Equipment Business: Revenue from our semiconductor capital equipment customers continues to be adversely impacted by cyclical decreases in demand that started in the second half of 2018. As a result, our capital equipment business operated at a loss in the second quarter of 2019 (Q2 2019) in the high single-digit million dollar range, which was higher than expected due to lower demand and continued volatility in this business. In addition, some next generation display programs that were originally anticipated to ramp in the second half of 2019 have been further delayed as lower capital spending is delaying the ramp up of next generation programs. We currently expect this demand softness to persist into 2020. Although we remain focused on implementing actions intended to better align this business to the current demand environment, while maintaining our capabilities in this market, we expect to operate at a similar loss in the third quarter of 2019. Notwithstanding the foregoing, we continue to believe that new program wins, market share gains, and anticipated growth in electronic content position us favorably to benefit from potential growth in this business in the future.

Industrial and Healthtech Businesses: Although the cost of ramping multiple new programs as we expand our presence in these businesses adversely impacted their profitability in the first quarter of 2019 (Q1 2019), their profitability improved in Q2 2019.

A&D Business: We saw marginal improvement in materials availability and improved profitability in our A&D business for Q2 2019. This business continued to be adversely impacted by materials shortages in Q2 2019 particularly with respect to the availability of certain high reliability parts resulting in a continued backlog of orders. We currently expect this backlog to improve gradually in the second half of the year.

More generally, we continue to pursue new customers and invest in our ATS segment to expand our market share, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

CCS

We continue to make progress on actions associated with the comprehensive review of our CCS revenue portfolio (CCS Review) and expect to complete the majority of the remaining actions identified by the CCS Review in 2019, including intended restructuring actions (which have been built into our current cost efficiency initiative). Actions associated with the CCS Review are currently expected to result in an aggregate annualized decline in our CCS segment revenue of approximately $500 million (subject to change based on the growth or contraction of CCS programs not subject to the CCS Review). For 2019, we expect an aggregate revenue decline in our CCS segment from such actions of just over $400 million as compared to 2018. The decrease in CCS segment revenue in Q2 2019 as compared to the prior year period was primarily due to planned Enterprise end market program disengagements, persistent demand softness from certain Communications customers who continue to consume existing inventory buffers, and the continued impact of next generation program transitions. We expect these adverse market dynamics in our Communications end market to continue into the second half of 2019.

As a result of the CCS segment declines and lower Capital Equipment demand, we expect total company revenue for 2019 to decrease in the low teens percentage range year over year, which is above the high single digit percentage range previously anticipated.

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Restructuring Update

We have recorded approximately $60 million in restructuring charges from the commencement of our cost efficiency initiative through the end of Q2 2019, including $9.0 million of restructuring charges recorded in Q2 2019. Based on current plans, we estimate total restructuring charges for this initiative to be at the high end of our previously disclosed range of $50 - $75 million, and continue to expect the remainder of the charges to be recorded by the end of 2019.

Guidance Summary and Q3 2019 Outlook

	Q2 2019 Guidance (1)	Q2 2019 Actual (1)	Q3 2019 Guidance (2)
IFRS revenue (in billions)	$1.4 to $1.5	$1.45	$1.4 to $1.5
Non-IFRS operating margin	2.4% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges	2.5%	2.5% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Non-IFRS adjusted SG&A (in millions)	$53.0 to $55.0	$55.9	$53.0 to $55.0
Non-IFRS adjusted EPS	$0.09 to $0.15	$0.12	$0.09 to $0.15

(1) For Q2 2019, our revenue was at the mid-point of our guidance range. Overall revenue from our ATS segment was in line with our expectations, while stronger-than-expected demand from our Enterprise customers offset weaker-than-expected demand from our Communications customers. Non-IFRS operating margin for Q2 2019 was slightly above the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, resulting primarily from beneficial changes in mix, offsetting higher than expected losses in our capital equipment business. Non-IFRS adjusted SG&A for Q2 2019 was slightly above our guidance range, resulting primarily from foreign exchange losses. Non-IFRS adjusted EPS was at the mid-point of our guidance range, notwithstanding a $0.01 per share negative impact due to taxable foreign exchange, resulting from the weakening of the Chinese renminbi against the U.S. dollar. Our non-IFRS adjusted effective tax rate for Q2 2019 was 36% (we had anticipated a rate similar to Q1 2019 (27%)), driven primarily by an unfavorable geographical mix of profits, and the negative impact of taxable foreign exchange.

IFRS loss per share of $0.05 for Q2 2019 included an aggregate charge of $0.18 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Transition Costs (defined in Schedule 1), and restructuring charges (see the tables in Schedule 1 and note 11 to our June 30, 2019 unaudited interim condensed consolidated financial statements (Q2 2019 Interim Financial Statements) for per-item charges). This aggregate charge is within the range we provided on April 25, 2019 of between $0.15 to $0.21 per share for these items.

IFRS loss per share for Q2 2019 included an aggregate $0.08 per share negative impact attributable to other charges, most significantly restructuring charges ($0.07 per share negative impact). IFRS EPS for 1H 2019 included an aggregate $0.60 per share net benefit attributable to other charges (recoveries), resulting from a $0.75 per share gain on the sale of our Toronto property in Q1 2019, offset in part by restructuring charges ($0.12 per share negative impact) and Transition Costs ($0.03 per share negative impact). See Schedule 1 for the exclusions used to determine non-IFRS adjusted EPS for each of the foregoing periods.

IFRS EPS for Q2 2018 and the first half of 2018 (1H 2018) included an aggregate $0.11 per share and $0.19 per share negative impact, respectively, attributable to other charges, most significantly restructuring charges and Transition Costs, and a $0.01 per share negative impact for each period resulting from the recognition of a $1.6 million fair value inventory adjustment pertaining to Atrenne Integrated Solutions, Inc. (Atrenne) on the date of acquisition (Atrenne FVA), offset in part by an aggregate $0.03 per share and $0.06 per share net benefit pertaining to taxes, respectively (consisting of $0.03 per share tax benefit in each period resulting from the recognition of deferred tax assets attributable to our acquisition of Atrenne (Atrenne DTA) and a $0.04 per share tax benefit in each period arising from the reversal of previously-accrued Mexican taxes, offset in part by negative foreign currency tax impacts in each period). See notes 4, 11 and 12 to our Q2 2019 Interim Financial Statements for further detail. See Schedule 1 for the exclusions used to determine non-IFRS adjusted EPS for each of the foregoing periods.

(2) For the third quarter of 2019 (Q3 2019), we expect a negative $0.15 to $0.21 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Transition Costs (defined in Schedule 1 hereto), and restructuring charges. Based on the projected geographical mix of our profits, we currently expect our non-IFRS adjusted effective tax rate for Q3 2019 will be similar to Q2 2019, and the full year non-IFRS adjusted effective tax rate for 2019 to be in the low to mid-thirty percent range (higher than previously anticipated), excluding foreign exchange impacts and any unanticipated tax settlements in both periods. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts.

See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures.

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly

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comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

Q2 2019 Webcast
Management will host its Q2 2019 results conference call today at 5:00 p.m. Eastern Daylight Time. The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information
In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

See Schedule 1 - Supplementary Non-IFRS Measures for, among other items, non-IFRS measures provided herein, non-IFRS definitions, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures. See footnotes (3) and (4) to the reconciliation table in Schedule 1 for a discussion of modifications to our calculation of each of non-IFRS free cash flow and non-IFRS adjusted ROIC commencing in Q1 2019.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, capital equipment, and smart energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, those related to our priorities, goals and strategies; trends in the electronics manufacturing services (EMS) industry in general and in each of our segments, and their anticipated impact on our business; the anticipated continuation and impact of specified adverse market conditions in each of our segments; our anticipated financial and/or operational results, and our anticipated Q3 2019 and 2019 annual non-IFRS adjusted effective tax rate; the range and timing of our cost efficiency initiative; the anticipated impact of our CCS Review; the timing of the commencement of, and amount of payments under, a lease for our new corporate headquarters; anticipated costs and expenses; amortization of certain intangible assets; the timing and amounts of restructuring actions and charges; and the impact of tax and litigation outcomes. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.
Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed with our products and services; customer and segment concentration; challenges of replacing revenue from completed or lost programs or customer disengagements; changes in our mix of customers and/or the types of products or services we provide; the impact on gross profit of higher concentrations of lower margin programs; competitive factors and adverse market conditions affecting the EMS industry in general and our segments in particular; the cyclical nature of our capital equipment business, in

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particular our semiconductor business; delays in the delivery and availability of components, services and materials; the expansion or consolidation of our operations; defects or deficiencies in our products, services or designs; integrating acquisitions and "operate-in-place" arrangements, and achieving the anticipated benefits therefrom; negative impacts on our business resulting from recent increases in third-party indebtedness; our response to changes in demand, and rapidly evolving and changing technologies; challenges associated with new customers or programs, or the provision of new services; the incurrence of future restructuring charges, impairment charges or other write-downs of assets; managing our operations, growth initiatives, and our working capital performance during uncertain market and economic conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our/their control and the impact of significant tariffs on items imported into the U.S.; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; retaining or expanding our business due to execution or quality issues (including our ability to successfully resolve these challenges); maintaining sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness for additional acquisitions or to otherwise fund our operations; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the variability of revenue and operating results; compliance with applicable laws, regulations, and government grants; and current or future litigation, governmental actions, and/or changes in legislation. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2018 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance contained in this press release is based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the successful pursuit, completion and integration of acquisitions; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for repurchases of outstanding subordinate voting shares; that we achieve the expected benefits from our recent acquisitions; and the impact of the CCS Review on our business. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Communications                 Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Schedule 1
Supplementary Non-IFRS Measures

Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT or operating earnings as a percentage of revenue), adjusted net earnings, adjusted earnings per share, adjusted return on invested capital (adjusted ROIC), free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow (including a description of modifications to our calculation of adjusted ROIC and free cash flow commencing in Q1 2019), adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (as defined below), impairment charges, and acquisition inventory fair value adjustments, all net of the associated tax adjustments (which are set forth in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).
We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources that we generate each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS.
The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.
The economic substance of the exclusions described above and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee stock-based compensation expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who report under U.S. GAAP and use non-U.S. GAAP measures to present similar metrics.
Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.
Restructuring and other charges, net of recoveries, consist of costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, Transition Costs (Recoveries) (defined below), acquisition-related consulting, transaction and integration costs, and in 2019, charges related to the subsequent re-measurement of indemnification assets recorded in connection with acquisitions (Acquisition Costs), legal settlements (recoveries), and

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the accelerated amortization of unamortized deferred financing costs recorded on the extinguishment of our prior credit facility during the second quarter of 2018. We exclude these restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.
Transition Costs are costs recorded in connection with the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the sale of our Toronto real property). Transition Costs consist of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Transition Recoveries consist of the gain we recorded in March 2019 on the sale of our Toronto real property. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations are complete, and the recovery pertains only to Q1 2019.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.
Acquisition inventory fair value adjustments relate to the write-up of the inventory acquired in connection with our acquisitions, representing the difference between the cost and fair value of such inventory. We exclude the impact of the recognition of these adjustments, when incurred, because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as their impact is not indicative of our ongoing operating performance.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures (in millions, except percentages and per share amounts):

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	Three months ended June 30				Six months ended June 30
	2018		2019		2018		2019
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,695.2		$1,445.6		$3,194.9		$2,878.7

IFRS gross profit	$104.8	6.2%	$97.8	6.8%	$198.3	6.2%	$185.2	6.4%
Employee stock-based compensation expense	2.8		3.4		7.9		10.0
Acquisition inventory fair value adjustment	1.6		—		1.6		—
Non-IFRS adjusted gross profit	$109.2	6.4%	$101.2	7.0%	$207.8	6.5%	$195.2	6.8%

IFRS SG&A	$52.7	3.1%	$60.7	4.2%	$105.0	3.3%	$116.8	4.1%
Employee stock-based compensation expense	(4.4)		(4.8)		(9.7)		(10.0)
Non-IFRS adjusted SG&A	$48.3	2.8%	$55.9	3.9%	$95.3	3.0%	$106.8	3.7%

IFRS earnings (loss) before income taxes	$20.9	1.2%	$(1.0)	—%	$40.3	1.2%	$93.8	3.2%
Finance costs (1)	4.9		12.6		8.2		26.2
Employee stock-based compensation expense	7.2		8.2		17.6		20.0
Amortization of intangible assets (excluding computer software)	2.7		6.4		3.8		12.8
Net restructuring, impairment and other charges (recoveries)	15.8		10.5		26.3		(81.0)
Acquisition inventory fair value adjustment	1.6		—		1.6		—
Non-IFRS operating earnings (adjusted EBIAT) (1)	$53.1	3.1%	$36.7	2.5%	$97.8	3.1%	$71.8	2.5%

IFRS net earnings (loss)	$16.1	0.9%	$(6.1)	(0.4)%	$30.2	0.9%	$84.2	2.9%
Employee stock-based compensation expense	7.2		8.2		17.6		20.0
Amortization of intangible assets (excluding computer software)	2.7		6.4		3.8		12.8
Net restructuring, impairment and other charges (recoveries)	15.8		10.5		26.3		(81.0)
Acquisition inventory fair value adjustment	1.6		—		1.6		—
Adjustments for taxes (2)	(3.2)		(3.6)		(5.4)		(4.8)
Non-IFRS adjusted net earnings	$40.2		$15.4		$74.1		$31.2

Diluted EPS
Weighted average # of shares (in millions) (5)	140.7		131.9		142.1		134.3
IFRS earnings (loss) per share (5)	$0.11		$(0.05)		$0.21		$0.63
Non-IFRS adjusted earnings per share	$0.29		$0.12		$0.52		$0.23
# of shares outstanding at period end (in millions)	139.3		128.4		139.3		128.4
	(restated)				(restated)
IFRS cash provided by (used in) operations	$(14.9)		$90.3		$(20.3)		$161.6
Purchase of property, plant and equipment, net of sales proceeds	(25.1)		(23.2)		(38.8)		70.1
Lease payments (3)	(0.8)		(9.5)		(12.6)		(18.8)
Finance costs paid (excluding debt issuance costs paid) (3)	(4.8)		(11.1)		(8.0)		(21.7)
Non-IFRS free cash flow (3)	$(45.6)		$46.5		$(79.7)		$191.2

IFRS ROIC % (4)	6.3%		(0.2)%		6.2%		10.6%

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Non-IFRS adjusted ROIC % (4)	16.0%	8.4%	15.1%	8.1%

(1)
Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings (loss) before income taxes, finance costs (defined below), amortization of intangible assets (excluding computer software), employee stock-based compensation expense, net restructuring and other charges (recoveries) (defined above), impairment charges (recoveries), and in applicable periods, acquisition inventory fair value adjustments. Finance costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and a customer's supplier financing program, and, beginning Q1 2019, interest expense on our lease obligations under IFRS 16. See note 11 to our Q2 2019 Interim Financial Statements for separate quantification and discussion of impairment charges, if any, and the components of net restructuring and other charges (recoveries).

(2)	The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (described in the table below).

(3)
Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments (including $8.9 million and $17.2 million in Q2 2019 and 1H 2019, respectively, for lease payments under IFRS 16), and finance costs paid (excluding any debt issuance costs paid). As a measure of liquidity, and consistent with the inclusion of our Toronto relocation capital expenditures and Transition Costs in non-IFRS free cash flow in the periods incurred, we have included the $113.0 million in proceeds from the sale of our Toronto real property in non-IFRS free cash flow in Q1 2019 (the period of receipt). See note 11(b) to the Q2 2019 Interim Financial Statements. We incurred debt issuance costs in connection our recent credit facility (upon execution and subsequent security arrangements), which we do not consider to be part of our core operating expenses. As a result, we modified our non-IFRS free cash flow calculation, commencing in Q1 2019, to exclude debt issuance costs from total finance costs paid ($0.9 million and $1.8 million in Q2 2019 and 1H 2019, respectively, and $7.4 million in Q2 2018 and 1H 2018). Prior period comparatives have been restated to conform to the current presentation. In addition, as of January 1, 2019, as a result of our adoption of IFRS 16 (Leases), we have also modified our non-IFRS free cash flow calculation to subtract lease payments under IFRS 16, as such payments were previously (but are no longer) reported in cash provided by (used in) operations. IFRS 16 did not require the restatement of prior period financial statements. Accordingly, and in order to preserve comparability with prior calculations, commencing in Q1 2019, such lease payments are subtracted from cash provided by (used in) operations in our determination of non-IFRS free cash flow. See footnote (4) below. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)
Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is defined as total assets less: cash, ROU assets (described below), accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by average net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS. In connection with our adoption of IFRS 16 as of January 1, 2019, we recognize ROU assets and related lease obligations on the applicable lease commencement dates. See note 2 to the Q2 2019 Interim Financial Statements for further detail. As IFRS 16 did not require the restatement of prior period financial statements, we have not restated prior period calculations of non-IFRS adjusted ROIC to account for ROU assets. Accordingly, and in order to preserve comparability with prior calculations, commencing in Q1 2019, we exclude the impact of our ROU assets from our calculation of net invested capital.

(5)
IFRS earnings (loss) per diluted share is calculated by dividing IFRS net earnings (loss) by the number of diluted weighted average shares outstanding (DWAS). In order to calculate IFRS loss per diluted share for Q2 2019, we used a DWAS of 131.1 million as at June 30, 2019. Because we reported a net loss on an IFRS basis in Q2 2019, the DWAS for such period-end excluded 0.8 million shares underlying in-the-money stock-based awards, as including these shares would be anti-dilutive. However, we included these shares in the DWAS used to calculate non-IFRS adjusted earnings (per diluted share) for Q2 2019, because such shares were dilutive in relation to this non-IFRS measure.

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Six months ended
	June 30				June 30
	2018	Effective tax rate	2019	Effective tax rate	2018	Effective tax rate	2019	Effective tax rate

IFRS tax expense and IFRS effective tax rate	$4.8	23%	$5.1	(510)%	$10.1	25%	$9.6	10%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee stock-based compensation expense	0.6		0.1		1.0		0.5
Net restructuring, impairment and other charges	0.5		0.2		0.4		0.4
Non-core tax impact related to tax uncertainties*	—		3.3		—		3.9
Non-core tax impact related to fair value adjustment on acquisitions**	3.7		(1.3)		3.7		(1.3)
Non-core tax impacts related to restructured sites*	(1.6)		1.3		0.3		1.3

Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$8.0	17%	$8.7	36%	$15.5	17%	$14.4	32%

*See note 12 to the Q2 2019 Interim Financial Statements.

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** Consists of the Atrenne DTA for the 2018 periods, and a deferred tax adjustment attributable to our Impakt acquisition for the 2019 periods.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

	Three months ended		Six months ended
	June 30		June 30
	2018	2019	2018	2019

IFRS earnings (loss) before income taxes	$20.9	$(1.0)	$40.3	$93.8
Multiplier to annualize earnings	4	4	2	2
Annualized IFRS earnings (loss) before income taxes	$83.6	$(4.0)	$80.6	$187.6

Average net invested capital for the period	$1,329.6	$1,750.8	$1,293.2	$1,768.2

IFRS ROIC % (1)	6.3%	(0.2)%	6.2%	10.6%

	Three months ended		Six months ended
	June 30		June 30
	2018	2019	2018	2019

Non-IFRS operating earnings (adjusted EBIAT)	$53.1	$36.7	$97.8	$71.8
Multiplier to annualize earnings	4	4	2	2
Annualized non-IFRS adjusted EBIAT	$212.4	$146.8	$195.6	$143.6

Average net invested capital for the period	$1,329.6	$1,750.8	$1,293.2	$1,768.2

Non-IFRS adjusted ROIC % (1)	16.0%	8.4%	15.1%	8.1%

		December 31 2018	March 31 2019	June 30 2019

Net invested capital consists of:
Total assets		$3,737.7	$3,688.1	$3,633.7
Less: cash		422.0	457.8	436.5
Less: right-of-use assets		—	115.8	116.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable		1,512.6	1,344.8	1,349.2
Net invested capital at period end (1)		$1,803.1	$1,769.7	$1,731.8

		December 31 2017	March 31 2018	June 30 2018

Net invested capital consists of:
Total assets		$2,964.2	$2,976.0	$3,212.2
Less: cash		515.2	435.7	401.4
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable		1,228.6	1,278.1	1,413.8
Net invested capital at period end (1)		$1,220.4	$1,262.2	$1,397.0

(1)	See footnote 4 of the previous table.

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CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2018	June 30 2019

Assets
Current assets:
Cash and cash equivalents		$422.0	$436.5
Accounts receivable	5	1,206.6	1,023.6
Inventories	6	1,089.9	1,085.9
Income taxes receivable		5.0	6.8
Assets classified as held for sale	7	27.4	12.9
Other current assets		72.6	63.8
Total current assets		2,823.5	2,629.5

Property, plant and equipment		365.3	358.0
Right-of-use assets	2	—	116.2
Goodwill	4	198.4	202.6
Intangible assets	4	283.6	266.3
Deferred income taxes		36.7	33.4
Other non-current assets	8	30.2	27.7
Total assets		$3,737.7	$3,633.7

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	9	$107.7	$89.9
Accounts payable		1,126.7	937.9
Accrued and other current liabilities	6	320.4	345.7
Income taxes payable		42.3	44.5
Current portion of provisions		23.2	21.1
Total current liabilities		1,620.3	1,439.1

Long-term portion of borrowings under credit facility and lease obligations	9	650.2	679.5
Pension and non-pension post-employment benefit obligations	8	88.8	92.7
Provisions and other non-current liabilities		20.6	28.6
Deferred income taxes		25.5	21.8
Total liabilities		2,405.4	2,261.7

Equity:
Capital stock	10	1,954.1	1,827.0
Treasury stock	10	(20.2)	(6.5)
Contributed surplus		906.6	973.5
Deficit		(1,481.7)	(1,397.5)
Accumulated other comprehensive loss		(26.5)	(24.5)
Total equity		1,332.3	1,372.0
Total liabilities and equity		$3,737.7	$3,633.7

Commitments and Contingencies (note 14), Transitional adjustment related to adoption of IFRS 16 (note 2).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2018	2019	2018	2019

Revenue	3	$1,695.2	$1,445.6	$3,194.9	$2,878.7
Cost of sales	6	1,590.4	1,347.8	2,996.6	2,693.5
Gross profit		104.8	97.8	198.3	185.2
Selling, general and administrative expenses (SG&A)		52.7	60.7	105.0	116.8
Research and development		6.8	7.2	12.8	13.8
Amortization of intangible assets		3.7	7.8	5.7	15.6
Other charges (recoveries)	11	15.8	10.5	26.3	(81.0)
Earnings from operations		25.8	11.6	48.5	120.0
Finance costs		4.9	12.6	8.2	26.2
Earnings (loss) before income taxes		20.9	(1.0)	40.3	93.8
Income tax expense (recovery)	12
Current		5.6	3.9	19.4	9.6
Deferred		(0.8)	1.2	(9.3)	—
		4.8	5.1	10.1	9.6
Net earnings (loss) for the period		$16.1	$(6.1)	$30.2	$84.2

Basic earnings (loss) per share		$0.12	$(0.05)	$0.21	$0.63
Diluted earnings (loss) per share		$0.11	$(0.05)	$0.21	$0.63

Shares used in computing per share amounts (in millions):
Basic		139.6	131.1	140.9	133.4
Diluted		140.7	131.1	142.1	134.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2018	2019	2018	2019

Net earnings (loss) for the period		$16.1	$(6.1)	$30.2	$84.2
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings:
Losses on pension and non-pension post-employment benefit plans	8	(63.3)	—	(63.3)	—
Items that may be reclassified to net earnings (loss):
Currency translation differences for foreign operations		(1.1)	0.3	0.2	0.1
Changes from currency forward derivatives designated as hedges	13	(16.3)	5.2	(17.8)	10.8
Changes from interest rate swap derivatives designated as hedges	13	—	(5.4)	—	(8.9)
Total comprehensive income (loss) for the period		$(64.6)	$(6.0)	$(50.7)	$86.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 10)	Treasury stock (note 10)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2018		$2,048.3	$(8.7)	$863.0	$(1,525.7)	$(6.7)	$1,370.2
Capital transactions	10
Issuance of capital stock		12.7	—	(12.3)	—	—	0.4
Repurchase of capital stock for cancellation		(57.1)	—	18.8	—	—	(38.3)
Purchase of treasury stock for stock-based plans		—	(9.6)	—	—	—	(9.6)
Stock-based compensation and other		—	6.4	12.0	—	—	18.4
Total comprehensive income (loss):
Net earnings for the period		—	—	—	30.2	—	30.2
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans	8	—	—	—	(63.3)	—	(63.3)
Currency translation differences for foreign operations		—	—	—	—	0.2	0.2
Changes from currency forward derivatives designated as hedges		—	—	—	—	(17.8)	(17.8)
Balance -- June 30, 2018		$2,003.9	$(11.9)	$881.5	$(1,558.8)	$(24.3)	$1,290.4

Balance -- January 1, 2019		$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3
Capital transactions	10
Issuance of capital stock		5.3	—	(5.3)	—	—	—
Repurchase of capital stock for cancellation		(132.4)	—	65.1	—	—	(67.3)
Stock-based compensation and other		—	13.7	7.1	—	—	20.8
Total comprehensive income (loss):
Net earnings for the period		—	—	—	84.2	—	84.2
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	0.1	0.1
Changes from currency forward derivatives designated as hedges		—	—	—	—	10.8	10.8
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(8.9)	(8.9)
Balance -- June 30, 2019		$1,827.0	$(6.5)	$973.5	$(1,397.5)	$(24.5)	$1,372.0

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2018	2019	2018	2019

Cash provided by (used in):
Operating activities:
Net earnings (loss) for the period		$16.1	$(6.1)	$30.2	$84.2
Adjustments to net earnings (loss) for items not affecting cash:
Depreciation and amortization		21.6	34.2	42.9	68.7
Equity-settled stock-based compensation	10	7.2	8.2	17.6	20.0
Other charges (recoveries)		1.1	3.1	1.4	(98.2)
Finance costs		4.9	12.6	8.2	26.2
Income tax expense		4.8	5.1	10.1	9.6
Other		(4.4)	1.2	(7.4)	11.1
Changes in non-cash working capital items:
Accounts receivable		(104.8)	12.3	(86.4)	182.8
Inventories		(65.3)	(7.7)	(170.1)	4.0
Other current assets		(6.2)	20.6	(9.6)	15.3
Accounts payable, accrued and other current liabilities and provisions		121.4	11.6	166.6	(152.8)
Non-cash working capital changes		(54.9)	36.8	(99.5)	49.3
Net income tax paid		(11.3)	(4.8)	(23.8)	(9.3)
Net cash provided by (used in) operating activities		(14.9)	90.3	(20.3)	161.6

Investing activities:
Acquisitions, net of cash acquired	4	(141.7)	1.4	(141.7)	1.4
Purchase of computer software and property, plant and equipment(a)		(25.1)	(23.2)	(42.3)	(42.9)
Proceeds related to the sale of assets	11	—	—	3.5	113.0
Net cash provided by (used in) investing activities		(166.8)	(21.8)	(180.5)	71.5

Financing activities:
Borrowings under prior credit facility	9	163.0	—	163.0	—
Repayments under prior credit facility	9	(344.3)	—	(350.5)	—
Borrowings under current credit facility	9	350.0	—	350.0	48.0
Repayments under current credit facility	9	—	(45.5)	—	(157.0)
Payment of lease obligations		(0.8)	(9.5)	(12.6)	(18.8)
Issuance of capital stock		0.2	—	0.4	—
Repurchase of capital stock for cancellation	10	(3.2)	(22.8)	(38.3)	(67.3)
Purchase of treasury stock for stock-based plans	10	(5.3)	—	(9.6)	—
Finance costs paid (b)	9	(12.2)	(12.0)	(15.4)	(23.5)
Net cash provided by (used in) financing activities		147.4	(89.8)	87.0	(218.6)

Net increase (decrease) in cash and cash equivalents		(34.3)	(21.3)	(113.8)	14.5
Cash and cash equivalents, beginning of period		435.7	457.8	515.2	422.0
Cash and cash equivalents, end of period		$401.4	$436.5	$401.4	$436.5
(a) No additional equipment was acquired through finance leases in the second quarter of 2019, and $1.7 was acquired during the first half of 2019 (second quarter and first half of 2018 — $5.0).
(b) Includes debt issuance costs paid of $0.9 and $1.8, respectively, in the second quarter and first half of 2019 (second quarter and first half of 2018 —$7.4).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended June 30, 2019 (Q2 2019 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q2 2019 Interim Financial Statements should be read in conjunction with our 2018 annual audited consolidated financial statements (2018 AFS) and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2019 and our financial performance, comprehensive income (loss) and cash flows for the three and six months ended June 30, 2019 (referred to herein as Q2 2019 and 1H 2019, respectively). The Q2 2019 Interim Financial Statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q2 2019 Interim Financial Statements were authorized for issuance by our board of directors on July 24, 2019.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities, and the discount rates applied to our right-of-use (ROU) assets and related lease obligations under IFRS 16. Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. There have been no significant changes to our assumptions or the judgments affecting the application of our estimates and assumptions during Q2 2019 or 1H 2019 from those described in the notes to our 2018 AFS. However, see “Accounting policies” below for a discussion of recently adopted accounting standards.
Accounting policies:
The Q2 2019 Interim Financial Statements are based upon accounting policies consistent with those used and described in note 2 of our 2018 AFS, except for the recently adopted accounting standard discussed below. As a result, the following should be read as a modification to notes 2(j) and (x) to our 2018 AFS.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Recently adopted accounting standard:
IFRS 16, Leases:
(a) Initial adoption and application:

We adopted IFRS 16, which brings most leases on-balance sheet for lessees under a single model, effective January 1, 2019. In connection therewith, as of such date, we recognize right-of-use (ROU) assets and related lease obligations as of the applicable lease commencement dates. ROU assets represent our right to use such leased assets, and our lease obligations represent our related lease payment obligations. In adopting this standard, we applied the modified retrospective approach, permitting us to recognize the cumulative effect of such adoption as an adjustment to our opening balance sheet as of January 1, 2019, without restatement of prior period comparative information. In computing such adjustment, we elected to apply the practical expedients available under IFRS 16, and accordingly did not recognize ROU assets and related lease obligations for low-value leases, or for leases with terms of 12 months or less. We continue to expense the costs of these low-value and short-term leases in our consolidated statement of operations on a straight-line basis over the lease term. In addition, as IFRS 16 did not require us to reassess whether a contract is, or contains, a lease as of the date of initial application, we maintained the lease determinations used under previous accounting rules. Upon initial adoption of IFRS 16, we recognized ROU assets of $111.5 and related lease obligations of $112.0, and reduced our accrued liabilities by $0.5 on our consolidated balance sheet as of January 1, 2019. There was no net impact on our deficit as of January 1, 2019. When measuring our lease obligations, we discounted our lease payments using a weighted-average rate of 4.7% as of January 1, 2019 (representing our incremental borrowing rate as of such date). The amortization of the ROU assets is recognized as a depreciation charge, and the interest expense on the related lease obligations is recognized as finance costs in our consolidated statement of operations. Prior to the adoption of IFRS 16, we recognized operating lease expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations. There were no changes to our existing finance leases required by the adoption of IFRS 16, which we continue to capitalize at their commencement (included in property, plant and equipment on our consolidated balance sheet), and include the corresponding liability, net of finance costs, on our consolidated balance sheet (see note 9).

The following table sets forth the adjustments to our operating lease commitments at December 31, 2018, as disclosed in our 2018 AFS, used to derive the lease obligations recognized on our initial application of IFRS 16 at January 1, 2019:

Operating lease commitments at December 31, 2018	$107.4
Discounted using our incremental borrowing rate at January 1, 2019	(13.2)
Recognition exemption for short-term and low-value leases	(1.9)
Extension options reasonably certain to be exercised	19.7
Lease obligations recognized at January 1, 2019 under IFRS 16	112.0
Lease obligations previously classified as finance leases under IAS 17	10.4
Total lease obligations at January 1, 2019	$122.4

(b) Lease assessment:
We are the lessee of property, plant and equipment, primarily buildings and machinery. At the inception of a contract, we assess whether the arrangement is, or contains, a lease in accordance with IFRS 16. If we determine that it does, we recognize an ROU asset and a related lease obligation on the applicable lease commencement date. An ROU asset is initially measured based on the initial amount of the related lease obligation, subject to certain adjustments, if any, and then subsequently measured at such cost less accumulated depreciation and any accumulated impairment. Depreciation expense on an ROU asset is recorded using the straight-line method over the lease term in cost of sales or SG&A in our consolidated statement of operations, primarily based on the nature and use of the asset. The lease obligation is initially measured at the present value of the unpaid lease payments on the commencement date, discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, we use our incremental borrowing rate (taking country-specific risks into consideration), based on information available on the lease

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

commencement date. We generally use our incremental borrowing rate as the discount rate. The interest expense on the lease obligations is recognized as finance costs in our consolidated statement of operations. The lease obligation is remeasured when there are adjustments to future lease payments arising from a change in applicable indices or rates, changes in the estimated amount expected to be payable under a residual value guarantee, or if we change our assessment of whether we will exercise an applicable purchase, extension or termination option. Upon any such remeasurement, a corresponding adjustment is made to the carrying amount of the related ROU asset, or is recorded in our consolidated statement of operations if the carrying amount of such ROU asset has been impaired.
(c) ROU assets and liabilities:

At June 30, 2019, our ROU assets were $116.2 and our related lease obligations were $120.5. During Q2 2019, we recognized lease depreciation charges of $8.2 (1H 2019 — $16.1) and interest expense on our lease obligations of $1.6 (1H 2019 — $3.1) in our consolidated statement of operations. We also made lease payments during Q2 2019 of $8.9 (1H 2019 — $17.2) related to lease obligations under IFRS 16.

3.             SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2018 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined. There has been no change in either the determination of our segments, or how segment performance is measured, from that described in our 2018 AFS.

Information regarding the results of each reportable segment is set forth below:

Revenue by segment:	Three months ended June 30				Six months ended June 30
	2018		2019		2018		2019
		% of total		% of total		% of total		% of total
ATS	$553.2	33%	$562.7	39%	$1,086.0	34%	$1,140.9	40%
CCS	1,142.0	67%	882.9	61%	2,108.9	66%	1,737.8	60%
Communications end market revenue as a % of total revenue		42%		39%		41%		39%
Enterprise end market revenue as a % of total revenue		25%		22%		25%		21%
Total	$1,695.2		$1,445.6		$3,194.9		$2,878.7

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings (loss) before income taxes:		Three months ended June 30				Six months ended June 30
	Note	2018		2019		2018		2019
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$28.2	5.1%	$15.8	2.8%	$56.1	5.2%	$30.9	2.7%
CCS segment income and margin		24.9	2.2%	20.9	2.4%	41.7	2.0%	40.9	2.4%
Total segment income		53.1		36.7		97.8		71.8
Reconciling items:
Finance costs		4.9		12.6		8.2		26.2
Employee stock-based compensation expense		7.2		8.2		17.6		20.0
Amortization of intangible assets (excluding computer software)		2.7		6.4		3.8		12.8
Net restructuring, impairment and other charges (recoveries)	11	15.8		10.5		26.3		(81.0)
Inventory fair value adjustment	4	1.6		—		1.6		—
IFRS earnings (loss) before income taxes		$20.9		$(1.0)		$40.3		$93.8

Customers:

For Q2 2019 and 1H 2019, we had two customers, one from each of our segments, that individually represented more than 10% of total revenue. For the second quarter of 2018 (Q2 2018) and the first half of 2018 (1H 2018), we had one customer from our CCS segment, that individually represented more than 10% of total revenue.

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. In recent periods, revenue from the storage component of our Enterprise end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter of each year. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue. The addition of new customers may also introduce different demand cycles than our existing businesses, creating more volatility and unpredictability in our revenue patterns as we adjust to this shift. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITIONS

In April 2018, we completed the acquisition of U.S.-based Atrenne Integrated Solutions, Inc. (Atrenne), a designer and manufacturer of ruggedized electromechanical solutions, primarily for military and commercial aerospace applications. The final purchase price for Atrenne was $140.3, net of cash acquired. The original purchase was reduced by $1.4 in connection with a working capital adjustment finalized in the first quarter of 2019 (Q1 2019). The purchase price was financed with borrowings under our prior credit facility. The goodwill from the acquisition (attributable to our ATS segment) arose primarily from the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations, and is not tax deductible.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Details of our final purchase price allocation for the Atrenne acquisition are as follows:

Atrenne

Current assets, net of $1.1 of cash acquired	$31.5
Property, plant and equipment	7.8
Customer intangible assets and computer software assets	51.0
Goodwill	62.6
Current liabilities	(8.5)
Deferred income taxes and other long-term liabilities	(4.1)
$140.3

In connection with our purchase of Atrenne, we recorded a $1.6 fair value adjustment to write up the value of the acquired inventory as of the acquisition date, representing the difference between the inventory's cost and its fair value. Annual amortization of intangible assets has increased by approximately $6 as a result of the Atrenne acquisition.

In November 2018, we completed the acquisition of U.S.-based Impakt Holdings, LLC (Impakt), a highly-specialized, vertically integrated company providing manufacturing solutions for leading OEMs in the display and semiconductor industries, as well as other markets requiring complex fabrication services, with operations in California and South Korea. The purchase price for Impakt was $325.4, net of cash acquired, and was financed with borrowings under our current credit facility. The purchase price is subject to a net working capital adjustment, which has not yet been finalized. The goodwill from the acquisition (attributable to our ATS segment), arose primarily from the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations, and is not tax deductible.

Details of our preliminary purchase price allocation for the Impakt acquisition are as follows:

Impakt
Current assets, net of $5.9 of cash acquired ......................................................................................................	$46.3
Property, plant and equipment and other long-term assets ...............................................................................	20.6
Customer intangible assets and computer software assets ...............................................................................	219.3
Goodwill ............................................................................................................................................................	116.9
Current liabilities ..............................................................................................................................................	(25.9)
Deferred income taxes.......................................................................................................................................	(51.8)
$325.4

In 1H 2019, we updated the fair value assessment for certain Impakt assets and liabilities, resulting in a net $5.7 increase to goodwill as of the acquisition date, which is reflected in the preliminary purchase price allocation above. Our annual amortization of intangible assets has increased by approximately $15 as a result of the Impakt acquisition.

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our purchases of Atrenne and Impakt. The fair value of the acquired tangible assets was measured based on their value in-use, by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy were used in the valuation of the above-mentioned assets.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

We incur consulting, transaction and integration costs relating to potential and completed acquisitions, including with respect to Atrenne and Impakt, and in 2019, charges related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition (collectively, Acquisition Costs). During Q2 2019 and 1H 2019, we recorded Acquisition Costs of $1.8 and $3.1, respectively (Q2 2018 and 1H 2018 — $2.2 and $3.9, respectively), in other charges in our consolidated statement of operations.

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing program (SFP):
We have an agreement to sell up to $250.0 in A/R on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. We also participate in a customer's SFP, pursuant to which we sell A/R from such customer to a third-party bank on an uncommitted basis. At June 30, 2019, $136.6 of accounts receivable were sold under our A/R sales program (December 31, 2018 — $130.0) and we sold $11.5 of A/R under the SFP (December 31, 2018 — $50.0).
Contract assets:
At June 30, 2019, our A/R balance included $233.1 of contract assets (December 31, 2018 — $267.8) recognized as revenue under IFRS 15 (Revenue from Contracts with Customers).
6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect realized gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $1.5 and $6.2 for Q2 2019 and 1H 2019, respectively, as a result of an increase in our overall aged inventory levels, related primarily to our ATS segment customers. During Q2 2018 and 1H 2018, we recorded net inventory provisions of $8.1 and $9.1, respectively, as a result of an increase in our overall aged inventory levels, approximately three-quarters of which related to our CCS segment customers. We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.
Certain of our contracts provide for customer cash deposits to cover our risk of excess and obsolete inventory and/or for working capital requirements. Such deposits as of June 30, 2019 (primarily covering our aged inventory) totaled $138.6 (December 31, 2018 — $57.9), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.    ASSETS CLASSIFIED AS HELD FOR SALE

At June 30, 2019, we had $12.9 (December 31, 2018 — $27.4) of assets classified as held for sale, consisting of land and buildings in Europe. The decrease resulted from the sale of our Toronto real property in March 2019. See note 11(b) for details of such sale.

8.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans to our employees, including defined benefit pension plans for our employees in the United Kingdom (U.K.). The U.K. defined benefit pension plans are comprised of a Main pension plan (our largest defined benefit pension plan) and a Supplementary pension plan (which has no active members), both of which are closed to new members.

In June 2018, the Trustees of the U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have not yet retired. The cost of the annuity was funded with existing plan assets. The purchase of the annuity resulted in a non-cash loss of $63.3 for Q2 2018 and 1H 2018, which we recorded in other comprehensive income (OCI) and simultaneously re-classified to deficit.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

9.             CREDIT FACILITIES AND LONG-TERM DEBT

In June 2018, we entered into an $800.0 credit agreement (Credit Facility) with Bank of America, N.A. as Administrative Agent, and the other lenders party thereto, which provides for a $350.0 term loan (Initial Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (Revolver) that matures in June 2023. In November 2018, we utilized the accordion feature under our Credit Facility to add an incremental term loan of $250.0 (Incremental Term Loan), maturing in June 2025. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

As of June 30, 2019, an aggregate of $595.3 was outstanding under the Term Loans (December 31, 2018 — $598.3), and other than ordinary course letters of credit (described below), $53.0 was outstanding under the Revolver (December 31, 2018 — $159.0).

During Q1 2019, we borrowed $48.0 under the Revolver primarily to fund share repurchases (see note 10). During Q1 2019, we repaid $110.0 of the outstanding amounts under the Revolver using the proceeds from the sale of our Toronto real property (see note 11(b)). During Q2 2019, we repaid an additional $44.0 under the Revolver. For Q2 2019 and 1H 2019, we also made aggregate scheduled quarterly principal repayments of $1.5 and $3.0, respectively, under the Term Loans (Q2 2018 and 1H 2018 — principal repayments of $6.25 and $12.5, respectively, under a prior term loan). During Q2 2018, we borrowed a total of $163.0 under a prior revolver, primarily to fund our Atrenne acquisition and for working capital requirements. We repaid the then-outstanding amounts under such prior revolver ($163.0) and our prior term loan ($175.0) in June 2018 using proceeds from the Initial Term Loan. Our prior credit facility was terminated upon such repayments.

At June 30, 2019, we were in compliance with all restrictive and financial covenants under the Credit Facility (December 31, 2018 — in compliance).

The following table sets forth our borrowings under the Credit Facility, and our lease obligations, at the dates shown:

	December 31 2018	June 30 2019
Borrowings under the Revolver (1)	$159.0	$53.0
Borrowings under the Term Loans (1)	598.3	595.3
Total borrowings under Credit Facility	757.3	648.3
Less: unamortized debt issuance costs related to our Term Loans(1)	(9.8)	(10.2)
Lease obligations (including lease obligations under IFRS 16 (note 2))	10.4	131.3
	$757.9	$769.4
Comprised of:
Current portion of borrowings under Credit Facility and lease obligations	$107.7	$89.9
Long-term portion of borrowings under Credit Facility and lease obligations	650.2	679.5
	$757.9	$769.4
(1) Debt issuance costs incurred in connection with our Revolver totaling $3.8 ($nil and $0.7, respectively, for Q2 2019 and 1H 2019) were deferred as other assets on our consolidated balance sheets and are amortized over its term. Debt issuance costs incurred in connection with our Term Loans totaling $11.5 ($0.3 and $1.2, respectively, for Q2 2019 and 1H 2019) were deferred as long-term debt on our consolidated balance sheets and are amortized over their term using the effective interest rate method.

At June 30, 2019, we had $22.2 outstanding in letters of credit under the Revolver (December 31, 2018 — $21.3). At June 30, 2019, we also had $14.7 (December 31, 2018 — $14.4) of outstanding letters of credit and surety bonds issued outside of the Revolver.

Finance costs consist of interest expense and fees paid related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our AR sales program, the SFP, and commencing in Q1 2019, interest expense on our

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

ROU lease obligations under IFRS 16. We paid finance costs of $12.0 and $23.5 in Q2 2019 and 1H 2019, respectively (Q2 2018 and 1H 2018 — $12.2 and $15.4, respectively).

At June 30, 2019, we also had a total of $132.8 (December 31, 2018 — $132.8) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at June 30, 2019 or December 31, 2018.

10.             CAPITAL STOCK

Share repurchase plans:
In December 2018, the TSX accepted our notice to launch a new normal course issuer bid (NCIB), which allows us to repurchase, at our discretion, until the earlier of December 17, 2019 or the completion of the purchases thereunder, up to approximately 9.5 million subordinate voting shares in the open market, or as otherwise permitted (2018/2019 NCIB). In November 2017, we launched an NCIB (2017/2018 NCIB) which was completed in November 2018, that allowed us to repurchase, at our discretion, up to approximately 10.5 million subordinate voting shares in the open market, or as otherwise permitted. During Q2 2019 and 1H 2019, we paid $22.8 and $67.3, respectively (including transaction fees) to repurchase and cancel 3.2 million and 8.3 million subordinate voting shares, respectively, at a weighted average price of $7.15 and $8.15 per share, respectively, under the 2018/2019 NCIB. During Q2 2018 and 1H 2018, we paid $3.2 and $38.3, respectively (including transaction fees), to repurchase and cancel 0.3 million and 3.6 million subordinate voting shares, respectively, at a weighted average price of $12.28 and $10.75 per share, respectively, under the 2017/2018 NCIB. As of June 30, 2019, up to 1.2 million subordinate voting shares remain available for repurchase under the 2018/2019 NCIB for either cancellation, or for stock-based compensation purposes.
Stock-based compensation:

During Q2 2019 and 1H 2019, we did not purchase subordinate voting shares in the open market to satisfy delivery requirements under our stock-based compensation plans. During Q2 2018 and 1H 2018, we paid $5.3 and $9.6, including transaction fees, respectively, for a broker to purchase 0.4 million and 0.8 million subordinate voting shares, respectively, for this purpose. At June 30, 2019, the broker held 0.6 million subordinate voting shares with a value of $6.5 (December 31, 2018 — 1.9 million subordinate voting shares with a value of $20.2), which we report as treasury stock on our consolidated balance sheet.

During Q2 2019 and 1H 2019, we granted 0.2 million and 2.7 million restricted share units (RSUs), respectively (Q2 2018 and 1H 2018 — 0.1 million and 1.8 million RSUs, respectively), the majority of which vest one-third per year over a three-year period. During Q2 2019 and 1H 2019, we granted 0.03 million and 2.1 million performance share units (PSUs), respectively (Q2 2018 and 1H 2018 — 0.1 million and 1.6 million PSUs, respectively), representing 100% of target. The number of PSUs granted in 2019 and 2018 that will actually vest will vary from 0 to 200% of the target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the 3-year vesting period. The weighted average grant date fair value of RSUs granted in Q2 2019 and 1H 2019 was $6.76 and $7.97 per unit, respectively (Q2 2018 and 1H 2018 — $11.95 and $10.58 per unit, respectively). The weighted average grant date fair value of PSUs granted in Q2 2019 and 1H 2019 was $6.86 and $8.16 per unit, respectively (Q2 2018 and 1H 2018 — $11.98 and $11.13 per unit, respectively).

For Q2 2019 and 1H 2019, we recorded aggregate employee stock-based compensation expense (excluding deferred share unit (DSU) expense) through cost of sales and SG&A of $8.2 and $20.0, respectively (Q2 2018 and 1H 2018 — $7.2 and $17.6, respectively), and DSU expense (through SG&A) of $0.6 and $1.2, respectively (Q2 2018 and 1H 2018 — $0.5 and $1.0, respectively).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

11.             OTHER CHARGES (RECOVERIES)

	Three months ended June 30		Six months ended June 30
	2018	2019	2018	2019
Restructuring (a)	$8.8	$9.0	$15.7	$16.1
Transition Costs (Recoveries) (b)	3.5	0.6	5.2	(98.2)
Accelerated amortization of unamortized deferred financing costs*	1.2	—	1.2	—
Acquisition costs and other (c)	2.3	0.9	4.2	1.1
	$15.8	$10.5	$26.3	$(81.0)
* Recorded in connection with the extinguishment of our prior credit facility (see note 9).
(a)    Restructuring:
We are currently implementing restructuring actions under a cost efficiency initiative (CEI), including actions related to our previously-disclosed CCS segment portfolio review (CCS Review) and our capital equipment business. See note 16(a) of our 2018 AFS for further detail. We recorded cash restructuring charges of $5.9 and $12.3 for Q2 2019 and 1H 2019, respectively, primarily for employee termination costs in Q2 2019, and employee and lease termination costs in 1H 2019, and non-cash restructuring charges of $3.1 and $3.8, respectively, to write off certain equipment related to our capital equipment business, as well as disengaged programs in connection with our CCS Review. We recorded cash restructuring charges of $8.9 for Q2 2018, primarily for consultant costs and employee termination costs, offset in part by a non-cash recovery of $0.1, representing gains on the sale of surplus equipment. We recorded cash restructuring charges of $15.5 for 1H 2018, primarily for consultant costs and employee termination costs, and non-cash restructuring charges of $0.2, representing losses on the sale of surplus equipment.

As of June 30, 2019, our restructuring provision was $7.5 (December 31, 2018 — $10.3), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs (Recoveries):
Transition Costs are comprised of transition-related relocation and duplicate costs pertaining to the relocation of our Toronto manufacturing operations and our corporate headquarters in connection with the sale of our Toronto real property (described below). Transition Costs consist of direct relocation costs, duplicate rent expense, utility costs, depreciation charges, and personnel costs incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises. Transition Recoveries consist of the $102.0 gain we recorded on the sale of our Toronto real property in Q1 2019 (Property Gain).
In July 2015, we entered into an agreement to sell our Toronto real property, which included the site of our corporate headquarters and our Toronto manufacturing operations. Upon execution of such agreement, we received a cash deposit of $11.2. In September 2018, the agreement was assigned to a new purchaser. On March 7, 2019, we completed the sale of the real property and received total additional proceeds of $113.0, including a high density bonus and an early vacancy incentive related to the temporary relocation of our corporate headquarters, and recorded the Property Gain in other charges (recoveries).
In connection with the then-anticipated sale, we entered into a long-term lease in November 2017 for the relocation of our Toronto manufacturing operations, which was completed in February 2019. As part of the property sale, we also entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters (see note 14), to be built by such purchaser on the site of our former location. In connection therewith, we completed the temporary relocation of our corporate headquarters in Q2 2019 (pursuant to a 3-year lease executed in September 2018) while our new corporate headquarters is under construction. In connection with such relocations, we capitalized building improvements and equipment costs related to our new manufacturing site (nil and $1.2 in Q2 2019 and 1H 2019, respectively; $17 from commencement in the fourth quarter of 2017 through completion), and our temporary corporate headquarters ($0.6 and $5.0 in Q2 2019 and 1H 2019, respectively; nil prior to 2019), and have incurred Transition Costs ($0.6 and $3.8 in Q2 2019 and 1H 2019, respectively; $3.5 and $5.2 in Q2 2018 and 1H 2018, respectively; and $18.6 since commencement) which we recorded in other charges.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(c)    Acquisition costs and other:
During Q2 2019 and 1H 2019, we recorded $1.8 and $3.1, respectively, in Acquisition Costs (Q2 2018 and 1H 2018 — $2.2 and $3.9, respectively) (see note 4). Acquisition Costs in Q2 2019 and 1H 2019 included charges of $1.6 and $2.2, respectively, related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition. Acquisition Costs in Q2 2019 and1H 2019 were offset in part by legal recoveries (for prior period freight charges) in connection with the settlement of class action lawsuits in which we were a plaintiff.
12.         INCOME TAXES

Our effective income tax rate can vary significantly period-to-period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
No net tax impact was recorded on the Property Gain, as such gain was offset by the utilization of previously unrecognized tax losses.

During Q2 2019, our net income taxes were favorably impacted by a $1.3 reversal of previously recorded tax liabilities resulting from the favorable conclusion of a liquidation audit in Asia, as well as $3.3 in certain previously-recorded tax uncertainties becoming statute-barred. These income tax benefits were offset in part by additional taxes due to adverse taxable foreign exchange impacts arising from the weakening of the Chinese renminbi relative to the U.S. dollar (our functional currency).

During Q2 2018 and 1H 2018, our net income taxes were favorably impacted by the recognition of $3.7 of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our Atrenne acquisition (which partially offset the net deferred tax liabilities that arose in connection with such acquisition), as well as the reversal of $6.0 of previously-accrued Mexican income taxes to reflect the terms of an approved bi-lateral advance pricing arrangement. These income tax benefits were offset in part by additional taxes due to an increased proportion of profits earned in taxable jurisdictions, and with respect to Q2 2018, adverse taxable foreign exchange impacts arising from the weakening of the Malaysian ringgit, Chinese renminbi and Thai baht relative to the U.S. dollar.

13.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. Our major currency exposures at June 30, 2019 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at June 30, 2019.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

	Canadian dollar	Romanian Leu	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$4.4	$0.4	$15.1	$2.2	$26.8
Accounts receivable	1.6	0.5	52.6	0.8	17.8
Income taxes and value-added taxes receivable	17.5	0.7	1.4	1.7	15.4
Other financial assets	—	1.0	1.7	0.4	0.6
Pension and non-pension post-employment liabilities	(68.9)	(0.1)	(0.5)	(14.4)	(0.6)
Income taxes and value-added taxes payable	(1.8)	—	(0.4)	(1.9)	—
Accounts payable and certain accrued and other liabilities and provisions	(51.3)	(10.7)	(44.5)	(35.4)	(23.1)
Net financial assets (liabilities)	$(98.5)	$(8.2)	$25.4	$(46.6)	$36.9

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures, generally for periods of up to 12 months. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At June 30, 2019, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$209.5	$0.76	12	$3.1
Thai baht	92.0	0.03	12	3.1
Malaysian ringgit	52.4	0.24	12	(0.1)
Mexican peso	22.2	0.05	12	0.6
British pound	1.8	1.29	4	(0.1)
Chinese renminbi	75.4	0.15	12	(0.3)
Euro	36.3	1.14	12	(0.3)
Romanian leu	34.1	0.24	12	—
Singapore dollar	25.6	0.74	12	0.1
Other	5.7		4	(0.1)
Total	$555.0			$6.0

At June 30, 2019, the fair value of our outstanding contracts was a net unrealized gain of $6.0 (December 31, 2018 — net unrealized loss of $14.2), resulting from fluctuations in foreign exchange rates between the contract execution and period-end date.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on the Term Loans, we entered into 5-year agreements with a syndicate of third-party banks in August and December 2018 to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $350.0 of the total borrowings under the Term Loans. See note 21 of our 2018 AFS for further detail regarding our interest rate swap agreements. Our unhedged borrowings under the Credit Facility at June 30, 2019 were $298.3 (comprised of an aggregate of $245.3 in unhedged borrowings under the Term Loans and $53.0 outstanding under the Revolver).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

At June 30, 2019, the fair value of our interest rate swap agreements was a net unrealized loss of $13.3 (December 31, 2018 — net unrealized loss of $4.4) which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the hedge gain or loss of the swaps is recorded in accumulated OCI. The realized portion of the hedge gain or loss of the swaps is released from OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.
14.          COMMITMENTS AND CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Other Matters:

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain amounts of research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments remain under appeal and there have been no changes in the status of this matter during Q2 2019. See note 24 to the 2018 AFS for further details.

In March 2019, as part of the Toronto property sale (see note 11(b), we entered into a 10-year lease for our new corporate headquarters, to be built by the purchaser of the property on the site of our former location. The commencement date of the lease will be determined by such purchaser, and is currently targeted to be May 2022. Upon such commencement, our estimated annual basic rent will be approximately $2.5 million Canadian dollars for each of the first five years, and approximately $2.7 million Canadian dollars for each of the remaining five years. We may, at our option, extend the lease for two further consecutive five year periods.

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